Filed pursuant to Rule 424(b)(3)
Registration No. 333-188273
PROSPECTUS SUPPLEMENT NO. 3
To Prospectus dated May 10, 2013

CareView Communications, Inc.
(i) 6,220,000 Shares of Common Stock;
(ii) up to 2,500,000 Shares of Common Stock
Issuable upon Exercise of Outstanding Warrants;

This prospectus supplement no. 3 supplements the prospectus dated May 10, 2013, relating to the offering and resale by the selling stockholders of up to 8,720,000 shares of our common stock, par value $0.001 per share, consisting of (i) 6,220,000 shares of our common stock that are issued and outstanding; and (ii) 2,500,000 shares of our common stock that are issuable upon exercise of warrants to purchase common stock at an exercise price of $0.60 per share, both of which we issued as part of a private placement transaction. We will not receive any proceeds from the sale of the shares by the selling stockholders. However, we may receive the sale price of any common stock we sell to selling stockholders upon exercise of the warrants.

This prospectus supplement incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on August 26, 2013.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our securities are not currently eligible for trading on any national securities exchange, including the NASDAQ Stock Market. Our common stock is quoted on the Over the Counter Bulletin Board, or OTCBB, and OTC Markets-OTCQB tier, or the OTCQB Market under the symbol “CRVW.” The last reported sale price of our common stock on the OTC Bulletin Board and OTCQB Market on October 22, 2013 was $0.50 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 23, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 20, 2013

CAREVIEW COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-54090	95-4659068
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

  405 State Highway 121, Suite B-240, Lewisville, TX  75067
 (Address of principal executive offices and Zip Code)

(972) 943-6050
 (Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

 TABLE OF CONTENTS

		Page

Item 1.01	Entry into a Material Definitive Agreement	3

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance
	Sheet Arrangement of a Registrant	3

Item 9.01	(d) Exhibits	7

Item 1.01                 Entry into a Material Definitive Agreement

Information called for by this item is contained in Item 2.03 below, which item is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Note and Warrant Purchase Agreement with HealthCor and Amendments Thereto

As previously reported by CareView Communications, Inc. (the "Company") in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on April 27, 2011, we entered into a Note and Warrant Purchase Agreement dated April 21, 2011 (the "Purchase Agreement") with HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP (the "Investors").  Pursuant to the Purchase Agreement, we sold Senior Secured Convertible Notes to the Investors in the principal amount of $9,316,000 and $10,684,000, respectively (collectively the "2011 HealthCor Notes"), subject to adjustment in accordance with anti-dilution provisions set forth in the 2011 HealthCor Notes.  The 2011 HealthCor Notes have a maturity date of April 20, 2021. We also issued Warrants to purchase an aggregate of up to 5,488,456 and 6,294,403 shares, respectively, of our Common Stock at an exercise price per share equal to $1.40 per share to the Investors (collectively the "HealthCor Warrants").

Amendment Agreement

As previously reported in our Current Report on Form 8-K filed with the SEC on January 6, 2012, we entered into a Note and Warrant Amendment Agreement with the Investors on December 30, 2011 ("Amendment Agreement") to (a) amend the Purchase Agreement in order to modify the Investors’ right to restrict certain equity issuances; and (b) amend the 2011 HealthCor Notes and the HealthCor Warrants, in order to eliminate certain anti-dilution provisions.

Second Amendment

As previously reported in our Current Report on Form 8-K filed with the SEC on February 2, 2012, we entered into the Second Amendment to Note and Warrant Purchase Agreement with the Investors on January 31, 2012 ("HealthCor Second Amendment") which allowed us to sell additional Senior Convertible Notes to the Investors in the principal amount of $2,329,000 and $2,671,000, respectively (collectively, the "2012 HealthCor Notes"). The 2012 HealthCor Notes have a maturity date of January 31, 2022.

Third Amendment

  On August 20, 2013, we entered into a Third Amendment to Note and Warrant Purchase Agreement with the Investors ("HealthCor Third Amendment") to amend and restate Section 5.3 of the Purchase Agreement in its entirety as follows:

“5.3           Minimum Cash Balance.  The Company shall at all times maintain a combined cash balance with Comerica and Bridge Bank, or any successor Lenders under the Loan Agreement or lenders under the Company’s primary credit facility from time to time (collectively, the “Deposit Banks”), of not less than the Minimum Cash Amount; provided, that in the event the Company’s cash balance falls below the Minimum Cash Amount, the Company shall have thirty (30) days to cure the resulting default and deposit sufficient funds to restore the requisite minimum cash balance (it being understood, for the avoidance of doubt, that so long as any Notes are outstanding, such thirty day period shall run concurrently and not consecutively with any similar cure period afforded under the Notes, and shall not extend any period under the Notes for purposes of determining whether an Event of Default, as defined in the Notes, has occurred). For purposes of this Section 5.3, (a) the “Minimum Cash Amount” shall mean (i) Five Million Dollars ($5,000,000) at all times other than during the Reduced Minimum Cash Period, and (ii) Four Million Dollars ($4,000,000) during the Reduced Minimum Cash Period, provided that the Company gives the Investors prompt notice (and in any event within two Business Days, as such term is defined in the Notes) of the occurrence of the Reduced Minimum Cash Period Start Date, as defined below; and (b) the “Reduced Minimum Cash Period” means the period from the date that the Company’s combined cash balance with the Deposit Banks is less than Five Million Dollars ($5,000,000) (the “Reduced Minimum Cash Period Start Date”) through the earlier of (i) one hundred twenty (120) days after the Reduced Minimum Cash Period Start Date or (ii) the date (x) the Company’s combined cash balance with the Deposit Banks is equal to or greater than Five Million Dollars ($5,000,000) and (y) Investors receive notice from the Company of the Company’s termination of such Reduced Minimum Cash Period; provided, however, that such Reduced Minimum Cash Period shall not apply more than once during the term of this Agreement.”

All other terms and conditions of the Purchase Agreement, including all amendments thereto, remain the same.  The restatement of Section 5.3 above necessitated the execution of a Third Amendment to the Loan and Security Agreement with the Banks (as identified below) as well as an Affirmation to Subordination Agreement.

Loan and Security Agreement with Comerica Bank and Bridge Bank, N.A.

As previously reported by us in our Current Report on Form 8-K filed with the SEC on September 7, 2011, we entered into and closed a Loan and Security Agreement on August 31, 2011 with Comerica Bank ("Comerica") and Bridge Bank, National Association ("Bridge Bank") (collectively the "Banks") providing for a $20 million revolving line of credit expiring in June 2014 unless mutually extended (the "Loan and Security Agreement" or "Revolving Line"). The Revolving Line provides us with capital, inter alia, to purchase equipment and perform installations pursuant to newly signed contracts that we may execute in the future with certain healthcare providers. Advances under the Revolving Line bear interest on the outstanding daily balance at the rate of 3.75% plus the Prime Referenced Rate, which is a rate equal to Comerica’s prime rate but no less than the sum of 30-day LIBOR rate plus 2.5% per annum. Interest is to be paid monthly in arrears on any outstanding principal amount.

The Loan and Security Agreement requires us to maintain our primary operating accounts with Comerica and Bridge Bank on a 50:50 basis, with no less than 80% of our investment accounts with the Banks or their affiliates, unless our cash falls below $5 million, in which case we must maintain all our cash with the Banks.  The Loan and Security Agreement requires us to maintain a fixed charge coverage ratio of at least 5.01 to 1.00 and contains certain customary affirmative covenants that include, among others, payment of taxes and other obligations, maintenance of insurance and reporting requirements, as well as customary negative covenants that limit, among other things, our ability to make dispositions and acquisitions, be acquired, incur debt or pay dividends.

The Loan and Security Agreement contains customary events of default including, among other things, non-payment, inaccurate representations and warranties, violation of covenants, events that constitute a material adverse effect and cross-defaults to other indebtedness.  Upon an occurrence of an event of default, we shall pay interest on the outstanding principal balance of five percent (5%) above the otherwise applicable interest rate and the Banks may accelerate the due date.

Pursuant to and in connection with the Loan and Security Agreement, we granted the Banks a security interest in all of our assets, including our intellectual property pursuant to an Intellectual Property Security Agreement, and pledged our ownership interests in our subsidiaries and certain joint ventures.  Pursuant to and in connection therewith, we entered into a Subordination Agreement with our existing convertible note holders, HealthCor Partners Fund, L.P. and HealthCor Hybrid Offshore Master Fund, L.P.

First Amendment

As previously reported by us in our Current Report on Form 8-K filed with the SEC on February 2, 2012, and in conjunction with the execution of the HealthCor Second Amendment mentioned above, we entered into a First Amendment to Loan and Security Agreement with the Banks (the "First Loan Amendment"), amending the Loan and Security Agreement dated as of August 31, 2011, among the same parties.  The First Loan Amendment effected a change to the definition of "HealthCor Debt" therein, a component of "Permitted Indebtedness", to permit the issuance of the additional Senior Convertible Notes outlined above. Also in connection with the HealthCor Second Amendment, the Subordination Agreement between Comerica Bank and the Investors was amended to permit the sale and issuance of additional Senior Convertible Notes.

Second Amendment

As previously reported by us in our Form 10-K for the year ended December 31, 2012 filed with the SEC on April 1, 2013, we entered into a Second Amendment to the Loan and Security Agreement with the Banks (the "Second Loan Amendment) on January 15, 2013 in which the Banks agreed to amend the defining term for "Eligible Accounts" and add the defining term for "Verification of Accounts."  In conjunction with the Second Loan Amendment, the previously issued Warrants to the Banks were also amended.  The Warrant amendment affected the exercise price which was reduced from $1.40 to $1.10 per share (subject to adjustment for capital events) and the expiration date was extended from August 8, 2018 to January 15, 2020.  All other provisions of the Loan and Security Agreement, including all amendments thereto, and the Warrants remained unchanged.

Third Amendment

In conjunction with the HealthCor Third Amendment, we entered into a Third Amendment to Loan and Security Agreement with the Banks (the "Third Loan Amendment") dated August 20, 2013 to amend and/or restate provisions in the Loan and Security Agreement as follows:

(i)          The following term and its definition was added to Section 1.1:

"Reduced Minimum Cash Period” means the period from the date that Borrower’s Cash with Comerica and Bridge Bank, collectively, is less than Five Million Dollars ($5,000,000) in the aggregate (the “Reduced Minimum Cash Period Start Date”) through the earlier of (a) the date one hundred twenty (120) days after the Reduced Minimum Cash Period Start Date or (b) the date (i) Borrower’s Cash with Comerica and Bridge Bank, collectively, is equal to or greater than Five Million Dollars ($5,000,000) in the aggregate and (ii) Lenders receive notice from Borrower of Borrower’s termination of such Reduced Minimum Cash Period; provided, however, such Reduced Minimum Cash Period shall not apply more than once during the term of this Agreement."

(ii)         The following sentence was added immediately after the first sentence of Section 2.1(a)(i) in the Loan and Security Agreement as follows:

"Notwithstanding the foregoing, the aggregate amount of outstanding Advances shall not exceed Three Million Dollars ($3,000,000) at any time during the Reduced Minimum Cash Period."

(iii)        Section 2.2 of the Loan and Security Agreement was amended and restated in its entirety to read as follows:

"2.2           Overadvances.  If the aggregate amount of the outstanding Advances exceeds, (x) at any time other than during the Reduced Minimum Cash Period, the lesser of the Revolving Line or the Borrowing Base and (y) at any time during the Reduced Minimum Cash Period, the lesser of the Borrowing Base or Three Million Dollars ($3,000,000), Borrowers shall immediately pay to Lenders, in cash, each Lender’s Pro Rata Share of the amount of such excess, for application against the outstanding Advances."

(iv)       Section 6.7(a) of the Loan and Security Agreement was amended and restated in its entirety to read as follows:

"(a)           Minimum Cash.  At least, (x) (i) at all times other than during the Reduced Minimum Cash Period, Two Million Five Hundred Thousand Dollars ($2,500,000) Cash with each of Comerica and Bridge Bank and (ii) during the Reduced Minimum Cash Period, Two Million Dollars ($2,000,000) Cash with each of Comerica and Bridge Bank; and (y) approximately fifty percent (50%) of its Cash with each of Comerica and Bridge Bank; provided that Borrower shall have five (5) days from notice or knowledge thereof to “rebalance” the accounts with Comerica and Bridge Bank to ensure compliance with this clause (y); and"

(v)        Exhibit E to the Loan and Security Agreement is replaced with the Exhibit E attached to the Third Loan Agreement.

All other terms and conditions of the Loan and Security Agreement, including all amendments thereto, remain the same.  In conjunction with the Third Loan Amendment, we also entered into an Affirmation of Subordination with the Banks.

The foregoing descriptions of the Note and Warrant Purchase Agreement, the Note and Warrant Amendment Agreement, the Second Amendment to the Note and Warrant Purchase Agreement, the Senior Convertible Notes, the Third Amendment to the Note and Warrant Purchase Agreement, the Intellectual Property Security Agreement, the Loan and Security Agreement, the Subordination Agreement, the First Amendment to the Loan and Security Agreement, the Amended Subordination Agreement, the Second Amendment to the Loan and Security Amendment, the Third Amendment to the Loan and Security Agreement, the Affirmation of Subordination Agreement, and other transaction documents relating thereto are qualified, in their entirety, by reference to each such agreement or instrument, copies of which are attached as exhibits to this Current Report on Form 8-K and are incorporated by reference to this Item 2.03.

(Remainder of page intentionally left blank.)

Item 9.01                      Financial Statements and Exhibits

(d)           Exhibits:

Exh. No.	Date	Document
10.72	04/21/11	Note and Warrant Purchase Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP(1)
10.73	04/21/11	Senior Secured Convertible Note of the Company payable to HealthCor Partners Fund, LP(1)
10.74	04/21/11	Senior Secured Convertible Note of the Company payable to HealthCor Hybrid Offshore Master Fund, LP(1)
10.75	04/21/11	Common Stock Purchase Warrant issued to HealthCor Partners Fund, LP to purchase 5,488,456 shares of the Company's Common Stock(1)
10.76	04/21/11	Common Stock Purchase Warrant issued to HealthCor Hybrid Offshore Master Fund, LP to purchase 6,294,403 shares of the Company's Common Stock(1)
10.77	04/21/11	Registration Rights Agreements between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP(1)
10.78	04/21/11	Pledge and Security Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP(1)
10.79	04/21/11	Intellectual Property Security Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP(1)
10.83	08/31/11
Loan and Security Agreement between Comerica Bank and Bridge Bank and CareView Communications, Inc., a Nevada corporation, CareView Communications, Inc., a Texas corporation, and CareView Operations, LLC, a Texas limited liability company(2)

10.84	08/31/11	Prime Referenced Rated Addendum between the Company and Comerica Bank as Collateral Agent for the Banks(2)
10.85	08/31/11	Subordination Agreement between Comerica Bank and HealthCor Partners Fund, L.P. and HealthCor Hybrid Offshore Master Fund, L.P. (2)
10.86	08/31/11	Intellectual Property Security Agreement between the Company and Comerica Bank(2)
10.87	08/31/11	Common Stock Purchase Warrant issued to Comerica Bank to purchase 714,286 shares of the Company's Common Stock(2)
10.88	08/31/11	Common Stock Purchase Warrant issued to Bridge Bank to purchase 714,286 shares of Company's Common Stock(2)
10.90	12/31/11	Note and Warrant Amendment Agreement between the Company and HealthCor(3)
10.94	01/31/12	Second Amendment to Note and Warrant Purchase Agreement between the Company and HealthCor(4)
10.95	01/31/12	Senior Secured Convertible Note of the Company payable to HealthCor Partners Fund, LP(4)
10.96	01/31/12	Senior Secured Convertible Note of the Company payable to HealthCor Hybrid Offshore Master Fund, LP(4)
10.97	01/31/12	First Amendment to Loan and Security Agreement among the Company, certain of its subsidiaries, Comerica Bank and Bridge Bank, National Association(4)
10.98	01/31/12	Amendment to and Affirmation of Subordination Agreement between Comerica Bank and HealthCor Partners Fund, L.P. and HealthCor Hybrid Offshore Master Fund, L.P.(4)
10.111	01/15/13	Second Amendment to Loan and Security Agreement among the Company, certain of its subsidiaries, Comerica Bank and Bridge Bank, National Association(5)
10.112	01/15/13	Amendment to and Affirmation of Subordination Agreement(5)
10.115	08/20/13	Third Amendment to Note and Warrant Purchase Agreement between the Company and HealthCor*
10.116	08/20/13	Third Amendment to Loan and Security Agreement among the Company, certain of its subsidiaries, Comerica Bank and Bridge Bank, National Association*
10.117	08/20/13	Affirmation of Subordination Agreement*
____________________________
(1)	Filed with the Current Report on Form 8-K filed with the SEC on April 27, 2011.
(2)	Filed with the Current Report on Form 8-K filed with the SEC on September 7, 2011.
(3)	Filed with the Current Report on Form 8-K filed with the SEC on January 6, 2012.
(4)	Filed with the Current Report on Form 8-K filed with the SEC on February 2, 2012.
(5)	Filed with the Annual Report on Form 10-K filed with the SEC on April 1, 2013.
 *   Filed herewith.

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 26, 2013	CAREVIEW COMMUNICATIONS, INC.

	By:	/s/ Samuel A. Greco
Samuel A. Greco
Chief Executive Officer